Exhibit 99.1

Check-Cap Ltd.

Check-Cap Building

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000

Israel

AMENDED NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

On March 20, 2024, Check-Cap Ltd. (“Check-Cap,” the “Company,” “we,” or “our”) announced an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 25, 2024 at 9:00 a.m. (Eastern time).

The Company is amending the Notice of Extraordinary General Meeting of Shareholders, as amended on April 4, 2024 (the “Notice”), to reflect a change in the location of the Meeting. The Meeting will now be held at:

The Ritz Carlton, Toronto, 181 Wellington Street West, Toronto, Ontario, Canada, M5V 3G7.

No changes have been made to Proposals 1 through 9 set forth in the Proxy Statement, dated as of April 4, 2024 (the “Proxy Statement”).

Accordingly, at the Meeting, you will be asked to consider and vote on:

1.	Approval of the fixed compensation of the interim chief financial officer of the Company (the “CFO”) in excess of the Company’s Compensation Policy as approved by the shareholders of the Company on December 18, 2023 (we refer to this proposal as the “CFO Compensation Proposal”).

2.	Approval of the compensation of the interim chief executive officer of the Company (the “CEO”) (we refer to this proposal as the “CEO Compensation Proposal”).

3.	Ratification and approval of the appointment of Mr. Paul Medeiros who was previously duly appointed by the Company’s board of directors (the “Board”) to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

4.	Ratification and approval of the appointment of Ms. Kyla Falkiner who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until her earlier resignation of removal.

5.	Ratification and approval of the appointment of Mr. Michael Hutton who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

6.	Ratification and approval of the appointment of Mr. Daniel Kokiw who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

7.	Ratification and approval of the appointment of Mr. David Lontini who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal (we refer to Proposals 3, 4, 5, 6, and 7, collectively, as the “Board Ratification and Approval of Appointment Proposals”).

8.	Approval of the removal of Mr. Idan Ben-Shitrit from his position as a member of the Board (we refer to this proposal as the “Board Member Removal Proposal”).

9.	Approval of Fahn Kanne, as the independent auditor of the Company for the year ended December 31, 2023, and for such additional period until the next General Meeting of Shareholders of the Company, and approval to grant the Board with the authority to determine Fahn Kanne’s compensation (we refer to this proposal as the “Engagement of the Independent Auditor Proposal”).

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on March 25, 2024, are entitled to notice of and to vote at the Meeting or at any adjournment thereof for Proposal 1 to Proposal 8 and the proxy card received by such shareholders will only include Proposals 1 to 8. Only shareholders of record at the close of business on April 8, 2024, are entitled to notice of and to vote at the Meeting or at any adjournment thereof for Proposal 9 and the proxy card received by such shareholders will only include Proposal 9. You can vote either by mailing in your proxy, by Internet, or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than four (4) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the four (4) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you hold Ordinary Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the record date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet.  If you hold your Ordinary Shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1 TO PROPOSAL 9.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Vote Required for Approval of the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own.  Each ordinary share entitles the holder to one vote.

Proposal 1 – CFO Compensation Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve Proposal 1.

Proposal 2 – CEO Compensation Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve Proposal 2.

Proposal 3, 4, 5, 6, 7 – Board Ratification and Approval of Appointment Proposals:  The five director nominees to be appointed to the Company’s Board (each, a “Director Nominee”) shall be voted on separately.  Each Director Nominee shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Proposal 8 – Board Member Removal Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve Proposal 8.

Proposal 9 – Engagement of the Independent Auditor Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve Proposal 9.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder was permitted to submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Paul Medeiros, Chairman of the Board, or by facsimile to +972-4-8211267. The deadline for such submission was April 15, 2024, at 9:00 a.m. Eastern time.

The Proxy Statement describing the proposals and the accompanying proxy card have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be mailed to shareholders. Shareholders may also review the Proxy Statement as well as the accompanying proxy card, via the website of the SEC at www.sec.gov/edgar and detailed voting instructions are provided both in the Proxy Statement and the accompanying proxy card.

If you have any questions about this Notice or the Meeting or need assistance voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners, Inc.

1-800-322-2885

+1-212-929-5500(International)

proxy@mackenziepartners.com

On behalf of Check-Cap’s Board of Directors, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ Paul Medeiros
Paul Medeiros
Chairman of the Board of Directors

April 15, 2024

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